SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Saratoga Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

803521103

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2015

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803521103	13D	Page 1 of 5

Preliminary Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on December 10, 2014 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Saratoga Resources, Inc., (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): (i) Blackstone / GSO Capital Solutions Fund LP and Blackstone / GSO Capital Solutions Overseas Master Fund L.P. (collectively, the “GSO Funds”); (ii) Blackstone / GSO Capital Solutions Associates LLC, Blackstone / GSO Capital Solutions Overseas Associates LLC, and GSO Holdings I L.L.C. (collectively, the “GSO Entities”); (iii) Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., and Blackstone Group Management L.L.C. (collectively, the “Blackstone Entities”); (iv) Stephen A. Schwarzman; and (v) Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover (collectively, the “GSO Executives”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On March 16, 2015, the Issuer, the GSO Funds, and all of the other holders (together with the GSO Funds, the “First Lien Lenders”) of the Issuer’s 10.0% Senior Secured Notes due 2015 (the “First Lien Notes”) entered into an amendment (the “First Lien Forbearance Agreement Amendment”) to the forbearance agreement dated January 30, 2015 relating to the First Lien Notes (the “First Lien Forbearance Agreement”), pursuant to which the First Lien Lenders have agreed to extend the forbearance period under the First Lien Forbearance Agreement until April 30, 2015 and the Issuer agreed to certain additional disclosure and other procedural obligations.

Also on March 16, 2015, the Issuer, the GSO Funds, and certain of the other holders (together with the GSO Funds, the “Second Lien Lenders”) of the Issuer’s 12.5% Senior Secured Notes due 2016 (the “Second Lien Notes”) entered into an amendment (the “Second Lien Forbearance Agreement Amendment” and, together with the First Lien Forbearance Agreement Amendment, the “Amendments”) to the forbearance agreement relating to the Second Lien Notes (the “Second Lien Forbearance Agreement”), pursuant to which the Second Lien Lenders have agreed to extend the forbearance period under the Second Lien Forbearance Agreement until April 30, 2015 and the Issuer agreed to certain additional disclosure and other procedural obligations.

The foregoing descriptions of the Amendments do not purport to be complete and are qualified in their entirety by reference to the full text of such Amendments filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 803521103	13D	Page 2 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Amendments and is incorporated herein by reference. A copy of each of the Amendments is filed as an exhibit to this Schedule 13D and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, filed by the Reporting Persons on December 10, 2014)

5	Second Amendment to Forbearance Agreement to First Lien Indenture, dated March 16, 2015 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 20, 2015.)

6	Second Amendment to Forbearance Agreement to Second Lien Indenture, dated March 16, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 20, 2015.)

CUSIP No. 803521103	13D	Page 3 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2015

Blackstone / GSO Capital Solutions Fund LP
By:	Blackstone / GSO Capital Solutions
Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone / GSO Capital Solutions Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone / GSO Capital Solutions Overseas Master Fund L.P.
By:	Blackstone / GSO Capital Solutions
Overseas Associates LLC,
its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone / GSO Capital Solutions Overseas Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

CUSIP No. 803521103	13D	Page 4 of 5

GSO Holdings I L.L.C.

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Blackstone Holdings I L.P.
By:	Blackstone Holdings I/II GP Inc.,
its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

CUSIP No. 803521103	13D	Page 5 of 5

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact